News Release

Text Input Solutions From Zi Corporation Licensed by TCT Mobile

TCT plans for eZiText to be Integrated on TCL and Alcatel Handsets and Shipped Globally

CALGARY, AB, November 26, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), (the "Company" or "Zi"), a leading innovator of mobile discovery & advertising solutions today announced that TCT Mobile International Ltd. ("TCT") a China-based mobile handset manufacturer of the TCL and ALCATEL brands has signed a multi-year license renewal with Zi for eZiText™ in 39 languages.

TCT is a subsidiary of TCL Communication Technology Holdings Limited ("TCL") (HKSE: 2618), one of the largest consumer electronics producers in the world, shipping over one million handsets monthly to carriers around the globe. TCL has achieved its tenth consecutive profitable quarter in the challenging economic environment and the company has continued its growth into EMEA and Latin American markets.

Milos Djokovic, President and CEO of Zi Corporation, said, "This latest deal marks another significant step forward for Zi Corporation in the Asian market. TCT offers carrier-proof solutions to its customers worldwide and we are pleased that eZiText has been chosen as their input solution for years to come."

About TCL Communication Technology Holdings Limited

TCL Communication Technology Holdings Limited (TCL Communication) is a member company of TCL Corporation, one of the largest consumer electronics producers in the world, and it is listed on Hong Kong Stock Exchange (Stock Code: 2618). TCL Communication is a China-based, global-oriented mobile handsets provider who manages 2 brands: TCL and ALCATEL mobile phones with their own personalities and has gained the synergy effect from "the Best of the two Worlds".

Led by a multi-cultural management team, TCL Communication has developed and strengthened its great portfolio market coverage of more than 30 telecom operators and distributors worldwide and a product line with complementary features. The products, which are sold in more than 80 countries around the world, combine the cost competitiveness of Chinese Value with international standards of high quality, unique and stylish design at attractive and affordable prices.

TCL Communication is about brightening people's life and bringing about continuous consumption satisfactions through our cutting-edge technology and customer-oriented products. We promise to fulfil your dreams of limitless communication!

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties, as well as statements regarding TCT’s planned integration and deployment of Zi products. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Cameron Associates Inc.	BCS PR	Zi Corporation
Al Palombo	Brian Dolby	Milos Djokovic, CEO
+1 212 554 5488	+44 (0) 115 948 6901	+1 403 233 8875
al@cameronassoc.com	brian@bcspr.co.uk	milos@zicorp.com